FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
THE UNITIL CORPORATION
TAX DEFERRED
SAVINGS AND INVESTMENT PLAN
December 31, 1998, 1997 and 1996

C O N T E N T S


                                                                 Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                 3

FINANCIAL STATEMENTS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1998 AND 1997                                       4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
  BENEFITS - YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996          6

NOTES TO FINANCIAL STATEMENTS                                      9


SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT                                      16

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                      PURPOSES - DECEMBER 31, 1998                17

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS                    18






Report of Independent Certified Public Accountants


Administrator of
The UNITIL Corporation Tax Deferred
  Savings and Investment Plan


		We have audited the accompanying statements of net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

		We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

		In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





Boston, Massachusetts
May 28, 1999


The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1998


                      UNITIL
                    Corporation             Putnam      Putnam       Putnam
                      Stock        Loan     Growth &    Stable       Voyager
                      Fund         Fund     Income      Value Fund   Fund
Participant Loan
Receivable                       $519,634

Investments at
market value                               $3,372,521  $2,691,166  $6,095,519

Employer securities
(UNITIL common stock
at marketvalue)    $3,153,429

Net assets
available for
   benefits        $3,153,429    $519,634  $3,372,521  $2,691,166  $6,095,519


                                Putnam
                      Putnam    New                   International
                      Income    Opportunity   S & P   Growth
                      Fund      Fund          500     Fund          Total

Participant Loan
Receivable                                                         $519,634

Investments at
market value        $279,913   $1,640,789   $965,459   $597,051  15,642,418

Employer securities
(UNITIL common stock
at marketvalue)                                                  $3,153,429

Net assets
available for
   benefits         $279,913   $1,640,789   $965,459   $597,051 $19,315,481


The accompanying notes are an integral part of this statement.







The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1997


                  UNITIL
                  Corporation             Putnam       Putnam       Putnam
                  Stock         Loan      Growth &     Stable       Voyager
                  Fund          Fund      Income       Value Fund   Fund

Participant
Loan Receivable               $484,770

Investments at
market value                             $3,520,889   $2,436,320   $4,793,292

Employer
securities
(UNITIL
  Common stock
  at market
    value)      $2,961,753
  Net assets
  available for
  benefits      $2,961,753    $484,770   $3,520,889   $2,436,320   $4,793,292



                                Putnam                Putnam
                    Putnam      New                   International
                    Income      Opportunity   S & P   Growth
                    Fund        Fund           500    Fund            Total

Participant
Loan Receivable                                                       484,770

Investments at
market value      $260,801    $1,211,924    $548,854  $440,477     13,212,557

Employer
securities
(UNITIL
  Common stock
  at market
    value)                                                          2,961,753

  Net assets
  available for
  benefits        $260,801    $1,211,924    $548,854  $440,477    $16,659,080

The accompanying notes are an integral part of this statement.




The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1998


                    UNITIL
                    Corporation            Putnam       Putnam       Putnam
                    Stock         Loan     Growth &     Stable       Voyager
                    Fund          Fund     Income       Value Fund   Fund

Assets
Additions to
   net assets
   attributed to:
Investment
   income
   Interest              -       $43,495       -            -            -
   Dividends          164,029        -      $300,125      150,048     406,027
   Other Receipts     123,298        -         -          116,106      49,534
   Net appreciation
      (depreciation)
      in full value
      of investmentS  162,559        -       177,037          480     766,564
                      449,886     43,495     477,162      266,634   1,222,125

Contributions:
   Participants       141,055        -       157,677       51,903     290,924
   Employers'          53,677        -        52,496       22,401      99,552
   Rollovers           19,855        -        32,765       20,973      42,123
                      214,587        -       242,938       95,277     432,599

    Total Additions   644,473     43,495     720,100      361,911   1,654,724

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants     (205,520)      -      (659,713)    (370,191)   (257,851)
  Loan distributions     -       (9,413)       -            -          -
  Other/forfeitures  (124,030)      -          (376)    (125,652)    (50,851)
    Total deductions (329,550)   (9,413)   (660,089)    (495,843)   (308,702)

Net Increase
(decrease) prior
to interfund
transfers             334,923    34,082      60,011     (133,932)  1,346,022
Interfund transfers  (143,247)      782    (208,379)     388,778     (43,795)

    Net (Decrease)
       Increase       191,676    34,864    (148,368)     254,846   1,302,227

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year              2,961,753     484,770  3,520,889    2,436,320   4,793,292

  Net assets
  available,
  end of year      $3,153,429    $519,634 $3,372,521   $2,691,166  $6,095,519



                                 Putnam                Putnam
                      Putnam     New           Putnam  International
                      Income     Opportunity   S & P   Growth
                      Fund       Fund           500    Fund            Total

Assets
Additions to
   net assets
   attributed to:
Investment
   income
   Interest              -          -             -          -         43,495
   Dividends        $  18,425     62,779          -       17,510    1,118,943
   Other Receipts        -          -             -          -        288,938
   Net appreciation
      (depreciation)
      in fair value
      of investments   (9,501)   269,944       180,927    69,154     1,617,164
                        8,924    332,723       180,927    86,664     3,068,540

Contributions:
   Participants        37,987    273,985        80,293   101,015     1,134,839
   Employers'          13,265     90,451        26,043    29,698       387,583
   Rollovers            2,471     23,935        10,427     6,382       158,931
                       53,723    388,371       116,763   137,095     1,681,353

    Total Additions    62,647    721,094       297,690   223,759     4,749,893

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants      (61,606)  (170,391)      (34,429)  (20,644)   (1,780,345)
  Loan distributions      -         -            -        -             (9,413)
  Other/forfeitures      (205)    (2,063)         (127)     (430)     (303,734)
    Total deductions  (61,811)  (172,454)      (34,556)  (21,074)    2,093,492

Net Increase
(decrease) prior
to interfund
transfers                 836    548,640       263,134   202,685     2,656,401
Interfund transfers    18,276   (119,775)      153,471   (46,111)          -

    Net (Decrease)
       Increase        19,112    428,865       416,605   156,574     2,656,401

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year                260,801  1,211,924       548,854   440,477    16,659,080

  Net assets
  available,
  end of year        $279,913 $1,640,789      $965,459  $597,051   $19,315,481


The accompanying notes are an integral part of this statement.






The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1997



                    UNITIL
                    Corporation            Putnam       Putnam       Putnam
                    Stock         Loan     Growth &     Stable       Voyager
                    Fund          Fund     Income       Value Fund   Fund


Additions to
   net assets
   attributed to:
Investment
   income
   Interest          $  1,868     $43,301       -            -       $     38
   Dividends          173,232        -      $445,715      151,356     286,001
   Other Receipts         286        -           383       13,010         317
   Net appreciation
      (depreciation)
      in fair value
      of investments  554,675        -       155,195         -        691,115
                      730,061      43,301    601,293      164,366     977,471

Contributions:
   Participants       148,292        -       135,199       55,201     278,585
   Employers'          58,668        -        47,997       25,045      99,119
   Rollovers            5,185        -        19,680        3,137      15,692
                      212,145        -       202,876       83,383     393,396

    Total Additions   942,206      43,301    804,169      247,749   1,370,867

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants     (149,037)       -       (52,101)     (31,643)  (235,343)
  Loan distributions     -        (24,512)       -            -         -
  Other/forfeitures    (2,729)       -        (3,739)      (1,124)    (4,521)
    Total deductions (151,766)    (24,512)   (55,840)     (32,767)  (239,864)

Net Increase
(decrease) prior
to interfund
transfers             790,440      18,789    748,329      214,982  1,131,003
Interfund transfers  (642,063)     31,463    469,225     (290,054)  (170,482)

    Net (Decrease)
       Increase       148,377      50,252  1,217,554      (75,072)    960,521

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year              2,813,376     434,518  2,303,335    2,511,392   3,832,771

  Net assets
  available,
  end of year      $2,961,753    $484,770 $3,520,889   $2,436,320  $4,793,292



                                 Putnam                Putnam
                      Putnam     New           Putnam  International
                      Income     Opportunity   S & P   Growth
                      Fund       Fund           500    Fund            Total


Additions to
   net assets
   attributed to:
Investment
   income
   Interest                      $    38       $  38  $    38      $   45,321
   Dividends        $  13,037     26,540          -    25,351       1,121,232
   Other Receipts        -          -             -       -            13,996
   Net appreciation
      (depreciation)
      in fair value
      of investments    1,890    145,287      89,239   11,401       1,648,802
                       14,927    171,865      89,277   36,790       2,829,351

Contributions:
   Participants        35,496    278,956      62,139   82,843       1,076,711
   Employers'          13,011     92,962      22,691   27,127         386,620
   Rollovers            2,171     12,197       5,006    3,698          66,766
                       50,678    384,115      89,836  113,668       1,530,097

    Total Additions    65,605    555,980     179,113  150,458       4,359,448

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants       (6,430)   (24,726)     (1,784)  (5,436)       (506,500)
  Loan distributions      -         -            -        -           (24,512)
  Other/forfeitures       (36)      (931)       (282)    (189)        (13,551)
    Total deductions   (6,466)   (25,657)     (2,066)  (5,625)       (544,563)

Net Increase
(decrease) prior
to interfund
transfers              59,139    530,323     177,047  144,833       3,814,885
Interfund transfers    49,390    170,643     214,922  166,956          -

    Net (Decrease)
       Increase       108,529    700,966     391,969  311,789       3,814,885

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year                152,272    510,958     156,885  128,688      12,844,195

  Net assets
  available,
  end of year        $260,801 $1,211,924    $548,854 $440,477     $16,659,080


The accompanying notes are an integral part of this statement.






The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1996

                                                                                      UNITIL
                                                             Fidelity     Fidelity    Corporation      Loan
                                                  GIC        Puritan      Magellan    Stock Fund       Fund
Assets
Additions to net assets attributed to:
  Investment income
  Interest                                  $    88,718    $    1,107  $    2,203    $      358   $  32,859
  Dividends                                       -            29,077     609,825       174,515
  Other receipts                                                                            340
  Net appreciation/(depreciation) in
   fair value of investments                      -            54,356    (562,265)     (152,561)       -
                                                 88,718        84,540      49,763        22,652      32,859
  Contributions:
    Participants'                                92,252       100,678     193,518       164,120
    Employers'                                   35,001        32,618      75,431        68,573
    Rollovers                                                  42,843       2,792        88,859
    Transfer from BankBoston                       -             -            -       2,809,892     454,124
                                                127,253       176,139     271,741     3,131,444     454,124
          Total additions                       215,971       260,679     321,504     3,154,096     486,983

Deductions
Deductions from net assets attributed to:
 Benefits  paid to participants                 (17,707)      (17,875)    (50,084)     (137,978)
 Other                                               (6)                                     (2)   (103,818)
 Transfer to Putnam                          (2,616,342)   (1,922,154) (3,980,377)   (2,809,892)   (454,124)
     Total deductions                        (2,634,055)   (1,940,029) (4,030,461)   (2,947,872)   (557,942)

Net increase (decrease) prior to interfund
  transfers                                  (2,418,084)   (1,679,350) (3,708,957)      206,224     (70,959)
Interfund transfers                             (85,975)      (28,041)    (20,804)       (1,668)     98,986

    Net (decrease)/increase                  (2,504,059)   (1,707,391) (3,729,761)      204,556      28,027

Net assets available for benefits:
  Beginning of year                           2,504,059     1,707,391   3,729,761     2,608,820     406,491

  End  of year                               $       -     $       -   $       -     $2,813,376    $434,518


                                                                                              New             International
                                             Growth        Stable      Voyager    Income  Opportunity   S & P   Growth
                                            and Income    Value Fund     Fund      Fund      Fund        500     Fund    Total
Assets
Additions to net assets attributed to:
  Investment income
  Interest                                  $   11,012  $   38,501    $     136  $     13  $   145  $     16  $     15   $  175,083
  Dividends                                    160,061      36,544      246,303     1,906    2,446     -         1,480    1,262,157
  Other receipts                                             1,151                                                            1,491
  Net appreciation/(depreciation) in
   fair value of investments                    49,113       -         (224,215)     (943)  (5,459)    6,103     4,315    ( 831,556)
                                               220,186      76,196       22,224       976   (2,868)    6,119     5,810      607,175
  Contributions:
    Participants'                               61,790      30,252      133,349    18,381  138,360    24,943    31,943      989,586
    Employers'                                  21,259      11,635       46,884     6,278   46,230     8,655    11,146      363,710
    Rollovers                                   20,220      20,224       51,622     2,378   48,094    24,494    25,476      327,002
    Transfer from BankBoston                 1,922,154   2,616,342    3,980,377      -          -        -        -      11,782,889
                                             2,025,423   2,678,453    4,212,232    27,037  232,684    58,092    68,565   13,463,187
          Total additions                    2,245,609   2,754,649    4,234,456    28,013  229,816    64,211    74,375   14,070,362

Deductions
Deductions from net assets attributed to:
 Benefits  paid to participants                (29,673)     (3,096)     (36,934)      (13)    (645)     -         (772)    (294,777)
 Other                                            (191)         (9)        (849)       (6)     (65)     -          (77)    (105,023)
 Transfer to Putnam                               -            -            -           -        -      -          -    (11,782,889)
     Total deductions                          (29,864)     (3,105)     (37,783)      (19)    (710)     -         (849) (12,182,689)

Net increase (decrease) prior to interfund
  transfers                                  2,215,745   2,751,544    4,196,673    27,994  229,106    64,211    73,526    1,887,673
Interfund transfers                             87,590    (240,152)    (363,902)  124,278  281,852    92,674    55,162          -

Net (decrease)/increase                      2,303,335   2,511,392    3,832,771   152,272  510,958   156,885   128,688    1,887,673


Net assets available for benefits:
 Beginning of year                                -            -           -          -         -          -         -   10,956,522
 End  of year                               $2,303,335  $2,511,392   $3,832,771  $152,272 $510,958  $156,885  $128,688  $12,844,195




The accompanying notes are an integral part of this statement.


The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 1998, 1997 and 1996


NOTE A - DESCRIPTION OF PLAN

The following description of The UNITIL Corporation and subsidiaries (the "Company") Tax Deferred Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly owned subsidiaries UNITIL Service Corporation, Concord Electric Company, Exeter and Hampton Electric Company and Fitchburg Gas and Electric Light Company (the "subsidiaries"), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 1997, the Plan Administrator directed the transfer of all Plan assets from the Bank of Boston to Putnam Investments ("Putnam"). The transfer was made as a result of a change in custodianship of the assets.

Contributions

A member may authorize a Basic Employee Contribution from 1% to 15% with a maximum contribution not to exceed $10,000 for 1998.

The Employer shall contribute as of December 31, of each plan year from current or accumulated net profits on behalf of each member participating in the Plan on December 31, of each plan year, an amount equal to 100% of the first 3% of salary the employee puts into the plan (except Fitchburg Gas and Electric Light Company Union Employees whose matching is as follows: first year 1%, second year 2%, third year and after 3%).

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged (as applicable) with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan administrator will pay for substantially all expenses of the Plan.


The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 1998, 1997 and 1996


NOTE A - DESCRIPTION OF PLAN - Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

Year of Service               % Vested

    0-1                            0%
    1-2                           33%
    2-3                           67%
    3+                           100%

A member will become 100% vested in his account as a result of disability, death or retirement.


Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Net loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 25 years for the purchase of primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions.


Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years.


Forfeitures

A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions.



NOTE A - DESCRIPTION OF PLAN - Continued

Upon enrollment and reenrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

Guaranteed Investment Fund (GIC): This fund invested in guaranteed insurance contracts with various insurance companies and banks (available up to June 30, 1996).

Fidelity Puritan Fund: This fund invested in various investments including common stocks and bonds and placed an emphasis on income and stability (available up to June 30, 1996).

Fidelity Magellan Fund: This fund invested in common stocks which placed more emphasis on investment return and less on stability (available up to June 30, 1996).

UNITIL Corporation Common Stock Fund (UNITIL Corporation, no par value common stock).

Putnam S & P 500: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500- composite stock price index.

Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC's) issued by insurance companies and banks with the objective to achieve a high current income.

Putnam Income Fund: This fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend - paying common stocks.

Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

Putnam New Opportunities Fund: This fund seeks long-term capital appreciation through the investment in common stocks with the potential of above-average long-term growth.

Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

Putnam International Growth Fund: This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

Participants may change their investment options daily.



NOTE A - DESCRIPTION OF PLAN - Continued

The number of participants in each fund at December 31 was as follows:

                                              1998    1997

Unitil Corporation Stock Fund                  245     278
Putnam Growth & Income Fund                    262     247
Putnam Stable Value Fund                       177     183
Putnam Voyager Fund                            305     304
Putnam Income Fund                             102      95
Putnam New Opportunities Fund                  234     226
Putnam S&P 500 Fund                            127     106
Putnam International Growth Fund               133     128


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Effective Date

The Plan's effective date is July 1, 1987, as amended effective May 8, 1992 and January 1, 1994. The Plan as amended effective May 8, 1992, provided for the merger of the Fitchburg Gas and Electric Tax Deferred Savings and
Investment Plan with The Plan.   The Plan as amended effective January 1,
1994, provided for the merger of the Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan into the Plan.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

In preparing the financial statements in conformity to Generally Accepted Accounting Principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

The Plan is administered by a trustee. The Plan's investments (including investments bought, sold and held during the year) are carried at current fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.



Payment of Benefits

Benefits are recorded when paid.



Eligibility

Employees are eligible for membership on either January 1 or July 1 coincident with or the next day following on which they have both:

(1)	Attained the age of 18, and
(2)	Completed 1000 hours of credited service



Normal Retirement Date

A participant's normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.


NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.


NOTE D - DETERMINATION LETTER

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

SUPPLEMENTAL INFORMATION


Independent Auditors' Report


Administrator of
The UNITIL Corporation Tax Deferred
  Savings and Investment Plan


		Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Boston, Massachusetts
May 28, 1999

The UNITIL Corporation Tax Deferred Savings and Investment Plan

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1998
EIN #02-0381573

                               (c)Description
                               of Investment,
                               Including
(a)     (b)Identity of         Maturity Date,
        Issue, Borrower,       Rate of Interest,
        Lessor or Similar      Collateral Par,                     (e)Current
        Party                  or Maturity Value       (d)Cost        Value

 *	Putnam Fund for
        Growth and Income        Mutual Fund          $3,107,278   $3,372,521

 *      Putnam Income Fund       Mutual Fund             285,009      279,913

 *      Putnam Voyager Fund      Mutual Fund           4,945,456    6,095,519

 *	Putnam New
        Opportunity Fund         Mutual Fund            1,305,318   1,640,789

 *      Putnam S&P 500           Mutual Fund              709,635     965,459

 *	Putnam International
        Growth Fund              Mutual Fund              524,642     597,051

 *	Putnam Stable
        Value Fund               Stable Value Fund      2,691,166   2,691,166

 *	Unitil Corporation
        Stock Fund               Company Stock          2,389,230   3,153,429

 *      Loan Fund                Prime plus one
                                 percent (1%)             519,634     519,634


	*Represents a party-in-interest to the Plan.



The UNITIL Corporation Tax Deferred Savings and Investment Plan

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (J)

EIN #02-0381573

For the year ended December 31, 1998



                    (b)Description of
                     Asset (Include Interest
(a)Identity of       Rate and Maturity        (c)Purchase  (d)Selling (e)Lease
Party Involved       in Case of a Loan)          Price        Price     Rental

Putnam Investments   Acquisition of shares
                     in Putnam Growth and
                     Income Fund               $817,877

Putnam Investments   Disposition of shares in
                     Putnam Growth and
                     Income Fund                           $1,143,282

Putnam Investments   Acquisition of shares in
                     Voyager Fund             1,088,805

Putnam Investments   Disposition of shares in
                     Voyager Fund                             553,142

Putnam Investments   Acquisition of shares in
                     New Opportunities Fund   1,163,710

Putnam Investments   Disposition of shares in
                     New Opportunities Fund                 1,004,789

Putnam Investments   Acquisition of shares in
                     Unitil Stock Fund          658,831

Putnam Investments   Disposition of shares in
                     Unitil Stock Fund                        629,714

Putnam Investments   Acquisition of shares in
                     Stable Value Fund        1,500,105

Putnam Investments   Disposition of shares in
                     Stable Value Fund                      1,245,738




               (b)Description of
                  Asset (Include                          (h)Current
                  Interest Rate                           Value of
(a)Identity       and Maturity                            Asset on
of                in Case         (f)Expense     (g)Cost  Trans-
Party             of a Loan)      Incurred with  of       action   (i)Net gain
Involved                          Transaction    Asset    Date     or (loss)

Putnam
Investments   Acquisition of shares
              in Putnam Growth and
              Income Fund                                $817,877

Putnam
Investments   Disposition of shares in
              Putnam Growth and
              Income Fund                     1,073,544 1,143,282     69,738

Putnam
Investments   Acquisition of shares in
              Voyager Fund                              1,088,805

Putnam
Investments   Disposition of shares in
              Voyager Fund                      483,465   553,142     69,677

Putnam
Investments   Acquisition of shares in
              New Opportunities Fund                    1,163,710

Putnam
Investments   Disposition of shares in
              New Opportunities Fund            948,663 1,004,789     56,126

Putnam
Investments   Acquisition of shares in
              Unitil Stock Fund                           658,831

Putnam
Investments   Disposition of shares in
              Unitil Stock Fund                 483,413   629,714    146,301

Putnam
Investments   Acquisition of shares in
              Stable Value Fund                         1,500,105

Putnam
Investments   Disposition of shares in
              Stable Value Fund               1,245,258 1,245,738        480